Exhibit 12(a)


                                       Arkansas Power and Light Company
                        Computation of Ratios of Earnings to Fixed Charges and
                     Ratios of Earnings to Fixed Charges and Preferred Dividends
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
                                                                                    Years Ended
                                                             --------------------------------------------------------
                                                                                    December 31,
                                                               1989        1990        1991        1992        1993
                                                             --------------------------------------------------------
                                                                         (In Thousands, Except for Ratios)
Fixed charges, as defined:
  Interest on long-term debt                                  $89,027    $101,412    $100,533    $ 89,317    $ 77,980
  Interest on long-term debt - other                           31,138      31,195      33,321      31,000      29,791
  Interest on notes payable                                       828       1,027        ---          117         349
  Amortization of expense and premium on debt-net(cr)           1,557       1,792       1,112       1,359       2,702
  Other interest                                               (6,295)      1,567       1,303       2,308       8,769
  Interest applicable to rentals                               22,349      24,233      21,969      17,657      16,860
                                                             --------------------------------------------------------
Total fixed charges, as defined                               138,604     161,226     158,238     141,758     136,451

Preferred dividends, as defined (a)                            31,298      30,851      31,458      32,195      30,334
                                                             --------------------------------------------------------
Fixed charges and preferred dividends, as defined            $169,902    $192,077    $189,696    $173,953    $166,785
                                                             ========================================================

Earnings as defined:

  Net Income                                                 $131,979    $129,765    $143,451    $130,529    $205,297
  Add:
    Provision for income taxes:
      Federal & State                                           8,440      50,921      44,418      57,089      58,162
    Deferred - net                                             37,268      17,943      11,048       3,490      34,748
    Investment tax credit adjustment - net                      3,543     (12,022)     (1,600)     (9,989)    (10,573)
    Fixed charges as above                                    138,604     161,226     158,238     141,758     136,451
                                                             --------------------------------------------------------
Total earnings, as defined                                   $319,834    $347,833    $355,555    $322,877    $424,085
                                                             ========================================================

Ratio of earnings to fixed charges, as defined                   2.31        2.16        2.25        2.28        3.11
                                                             ========================================================
Ratio of earnings to fixed charges and
 preferred dividends, as defined                                 1.88        1.81        1.87        1.86        2.54
                                                             ========================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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